# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QuantaSing Group Ltd, CIK 0001932770
CUSIP: 74767N107
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 2/F, BUILDING D, RONSIN TECHNOLOGY CENTER, CHAOYANG DISTRICT, BEIJING, China (F4), 100102
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-012509
Filed by CIK 0002011227

## Reporting persons
- Prospect Avenue Capital Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,808,649; sole dispositive power 0; shared dispositive power 1,808,649; aggregate amount beneficially owned 1,808,649 (1.75% of the class)
  Comment: Comments to item 6&8&9: Represents 602,883 American Depositary Shares (representing 1,808,649 Class A ordinary shares) directly held by Prospect Avenue Capital Limited Partnership. Prospect Avenue Capital Inc. is a general partner of Prospect Avenue Capital Limited Partnership. Prospect Avenue Capital Inc. is controlled by Mr. Ming Liao.
  
  Comments to item 11: The beneficial ownership percentage is calculated based on 153,339,010 ordinary shares of the Issuer as a single class, being the sum of (i) 103,479,961 Class A ordinary shares, and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of August 23, 2024, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2024 on August 29, 2024 (the "Issuer's 20-F Filing"). Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Prospect Avenue Capital Limited Partnership represent approximately 0.30% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Prospect Avenue Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,608,539; sole dispositive power 0; shared dispositive power 2,608,539; aggregate amount beneficially owned 2,608,539 (2.52% of the class)
  Comment: Comments to item 6&8&9: Consists of (i) 602,883 American Depositary Shares (representing 1,808,649 Class A ordinary shares) directly held by Prospect Avenue Capital Limited Partnership, and (ii) 266,630 American Depositary Shares (representing 799,890 Class A ordinary shares) directly held by Prospect Avenue Capital Inc. Prospect Avenue Capital Inc. is a general partner of Prospect Avenue Capital Limited Partnership. Prospect Avenue Capital Inc. is controlled by Mr. Ming Liao.
  
  Comments to item 11: The beneficial ownership percentage is calculated based on 153,339,010 ordinary shares of the Issuer as a single class, being the sum of (i) 103,479,961 Class A ordinary shares, and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of August 23, 2024, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Prospect Avenue Capital Inc. represent approximately 0.43% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Foley Square Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,042,224; sole dispositive power 0; shared dispositive power 1,042,224; aggregate amount beneficially owned 1,042,224 (1.01% of the class)
  Comment: Comments to item 6&8&9: Represents 347,408 American Depositary Shares (representing 1,042,224 Class A ordinary shares) directly held by Foley Square Investment Limited, which is controlled by Mr. Ming Liao.
  
  Comments to item 11: The beneficial ownership percentage is calculated based on 153,339,010 ordinary shares of the Issuer as a single class, being the sum of (i) 103,479,961 Class A ordinary shares, and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of August 23, 2024, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Foley Square Investment Limited represent approximately 0.17% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Ming Liao: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,650,763; sole dispositive power 0; shared dispositive power 3,650,763; aggregate amount beneficially owned 3,650,763 (3.53% of the class)
  Comment: Comments to item 6&8&9: Consists of (i) 602,883 American Depositary Shares (representing 1,808,649 Class A ordinary shares) directly held by Prospect Avenue Capital Limited Partnership, (ii) 266,630 American Depositary Shares (representing 799,890 Class A ordinary shares) directly held by Prospect Avenue Capital Inc. and (iii) 347,408 American Depositary Shares (representing 1,042,224 Class A ordinary shares) directly held by Foley Square Investment Limited. Prospect Avenue Capital Inc. is a general partner of Prospect Avenue Capital Limited Partnership. Both Prospect Avenue Capital Inc. and Foley Square Investment Limited are controlled by Mr. Ming Liao.
  
  Comments to item 11: The beneficial ownership percentage is calculated based on 153,339,010 ordinary shares of the Issuer as a single class, being the sum of (i) 103,479,961 Class A ordinary shares, and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of August 23, 2024, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Mr. Ming Liao represent approximately 0.61% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

## Item 1. Issuer
Name of issuer: QuantaSing Group Ltd
Address of issuer's principal executive offices: 2/F, BUILDING D, RONSIN TECHNOLOGY CENTER CHAOYANG DISTRICT, BEIJING, F4, 100102

## Item 2. Person Filing
Name of person filing:
(i) Prospect Avenue Capital Limited Partnership
(ii) Prospect Avenue Capital Inc.
(iii) Foley Square Investment Limited
(iv) Mr. Ming Liao
(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The addresses of the Reporting Persons are:

(i) Prospect Avenue Capital Limited Partnership
Room No. 2524-2525
25/F, Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong

(ii) Prospect Avenue Capital Inc.
Room No. 2524-2525
25/F, Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong

(iii) Foley Square Investment Limited
Flat/RM A1,
11/F, Success Commercial Building
No. 245-251 Hennessy Road
Wanchai, Hong Kong

(iv) Mr. Ming Liao
Room No. 2524-2525
25/F, Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
Citizenship:
Prospect Avenue Capital Limited Partnership - Cayman Islands
Prospect Avenue Capital Inc. - Cayman Islands
Foley Square Investment Limited - Hong Kong
Mr. Ming Liao - Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Prospect Avenue Capital Limited Partnership directly holds 1,808,649 Class A ordinary shares.

Prospect Avenue Capital Inc. is a general partner of Prospect Avenue Capital Limited Partnership, and as such, Prospect Avenue Capital Inc. may in the aggregate exercise voting and dispositive power over 2,608,539 Class A ordinary shares, consisting of (i) 1,808,649 Class A ordinary shares directly held by Prospect Avenue Capital Limited Partnership, and (ii) 799,890 Class A ordinary shares directly held by Prospect Avenue Capital Inc.

Foley Square Investment Limited directly holds 1,042,224 Class A ordinary shares.

Both Prospect Avenue Capital Inc. and Foley Square Investment Limited are controlled by Mr. Ming Liao, and as such, Mr. Ming Liao may in the aggregate exercise voting and dispositive power over 3,650,763 Class A ordinary shares, consisting of (i) 1,808,649 Class A ordinary shares directly held by Prospect Avenue Capital Limited Partnership, (ii) 799,890 Class A ordinary shares directly held by Prospect Avenue Capital Inc. and (iii) 1,042,224 Class A ordinary shares directly held by Foley Square Investment Limited.
Percent of class:
Prospect Avenue Capital Limited Partnership beneficially owns 1.75% of the outstanding Class A ordinary shares, 1.18% of the total outstanding ordinary shares and 0.30% of the aggregate voting power.

Prospect Avenue Capital Inc. is a general partner of Prospect Avenue Capital Limited Partnership, and as such, in the aggregate beneficially owns 2.52% of the outstanding Class A ordinary shares, 1.70% of the total outstanding ordinary shares and 0.43% of the aggregate voting power.

Foley Square Investment Limited beneficially owns 1.01% of the outstanding Class A ordinary shares, 0.68% of the total outstanding ordinary shares and 0.17% of the aggregate voting power.

Both Prospect Avenue Capital Inc. and Foley Square Investment Limited are controlled by Mr. Ming Liao, and as such, Mr. Ming Liao in the aggregate beneficially own 3.53% of the outstanding Class A ordinary shares, 2.38% of the total outstanding ordinary shares and 0.61% of the aggregate voting power

The above-mentioned percents of class are calculated based on 103,479,961 outstanding Class A ordinary shares and 49,859,049 outstanding Class B ordinary shares as reported in the Issuer's 20-F Filing.
Sole power to vote or to direct the vote:
Prospect Avenue Capital Limited Partnership holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Prospect Avenue Capital Inc. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Foley Square Investment Limited holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Mr. Ming Liao holds no Class A ordinary shares with sole voting power or the ability to direct the vote.
Shared power to vote or to direct the vote:
Prospect Avenue Capital Limited Partnership holds 1,808,649 Class A ordinary shares with shared voting power or the ability to direct the vote.

Prospect Avenue Capital Inc. holds 2,608,539 Class A ordinary shares with shared voting power or the ability to direct the vote.

Foley Square Investment Limited holds 1,042,224 Class A ordinary shares with shared voting power or the ability to direct the vote.

Mr. Ming Liao holds 3,650,763 Class A ordinary shares with shared voting power or the ability to direct the vote.
Sole power to dispose or to direct the disposition:
Prospect Avenue Capital Limited Partnership holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

Prospect Avenue Capital Inc. holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

Foley Square Investment Limited holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

Mr. Ming Liao holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.
Shared power to dispose or to direct the disposition:
Prospect Avenue Capital Limited Partnership holds 1,808,649 Class A ordinary shares with shared power to dispose of or direct the disposition of.

Prospect Avenue Capital Inc. holds 2,608,539 Class A ordinary shares with shared power to dispose of or direct the disposition of.

Foley Square Investment Limited holds 1,042,224 Class A ordinary shares with shared power to dispose of or direct the disposition of.

Mr. Ming Liao holds 3,650,763 Class A ordinary shares with shared power to dispose of or direct the disposition of.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement by and among Prospect Avenue Capital Limited Partnership, Prospect Avenue Capital Inc., Foley Square Investment Limited and Ming Liao (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed with the U.S. Securities and Exchange Commission by the Reporting Persons on February 9, 2024.

## Signatures
- Prospect Avenue Capital Limited Partnership: /S/ Ming Liao, Ming Liao/Authorized Signatory (02/11/2025)
- Prospect Avenue Capital Inc.: /S/ Ming Liao, Ming Liao/Authorized Signatory (02/11/2025)
- Foley Square Investment Limited: /S/ Ming Liao, Ming Liao/Authorized Signatory (02/11/2025)
- Ming Liao: /S/ Ming Liao, Ming Liao (02/11/2025)
Comment: Not Applicable.